[CVR Partners, LP Letterhead]

January 12, 2016

Via EDGAR and e-mail

J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-206982) of CVR Partners, LP, a Delaware limited partnership (the “Company”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Company hereby requests that the effectiveness of its Registration Statement on Form S-4 (Registration No. 333-206982) be accelerated so that the Registration Statement will become effective on Thursday, January 14, 2016 at 4:00 p.m., Washington, DC time, or as soon as thereafter practicable. The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 with any questions regarding this matter.

[Signature page follows]

Very truly yours, CVR PARTNERS, LP

By:	CVR GP, LLC, its general partner

By:	/s/ Mark A. Pytosh
Name:	Mark A. Pytosh
Title:	Chief Executive Officer